UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Gravity Co., Ltd.
          -------------------------------------------------------------
                                (Name of Issuer)

                           American Depository Shares*
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38911N107
            ---------------------------------------------------------
                                 (CUSIP Number)

                          Moon Capital Master Fund Ltd.
                         c/o Moon Capital Management LP
                           499 Park Avenue, 8th Floor
                               New York, NY 10022
                        Attention: Andrew L. Wright, Esq.
                                 General Counsel
                                 (212) 652-4567

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 28, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


----------------
* Each American Depository Share represents one-fourth of one share of common stock, par value Won 500 per share (the "Common Stock").

                                  SCHEDULE 13D
------------------------                            ---------------------------
CUSIP No. 38911N107                                     Page 2 of 17 Pages
------------------------                            ---------------------------
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Master Fund Ltd.
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]

                                                                       (b) [X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- ---------------------------------------------------------------------
------------------- ------- ---------------------------------------------------
    NUMBER OF
                      7     SOLE VOTING POWER
     SHARES
                            -0-
                    ------- ---------------------------------------------------
   BENEFICIALLY
                      8     SHARED VOTING POWER
     OWNED BY
                            2,116,346 ADSs(1)
                    ------- ---------------------------------------------------
       EACH
                      9     SOLE DISPOSITIVE POWER
    REPORTING
                            -0-
                    ------- ---------------------------------------------------
      PERSON
                      10    SHARED DISPOSITIVE POWER
       WITH
                            2,116,346 ADSs(1)
------------------- ------- ---------------------------------------------------
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,116,346 ADSs(1)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------


---------------------
(1) Represents 529,086.5 shares of Common Stock.

                                  SCHEDULE 13D
-----------------------                         ------------------------------
CUSIP No. 38911N107                                    Page 3 of 17 Pages
-----------------------                         ------------------------------
--------- ---------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Moon Capital Management LP
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]

                                                                       (b) [X]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]
--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
------------------- ------- ---------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES
                            -0-
                    ------- ---------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY
                            2,116,346 ADSs(1)
                    ------- ---------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING

                            -0-
                    ------- ---------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH

                            2,116,346 ADSs(1)
------------------- ------- ---------------------------------------------------
--------- ---------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,116,346 ADSs(1)
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          PN
--------- ---------------------------------------------------------------------


---------------------
(1) Represents 529,086.5 shares of Common Stock.

                                  SCHEDULE 13D
-------------------------                              ------------------------
CUSIP No. 38911N107                                       Page 4 of 17 Pages
-------------------------                              ------------------------
--------- ---------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          JWM Capital LLC
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]

                                                                       (b) [X]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]
--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
------------------- ------- ---------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES
                            -0-
                    ------- ---------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY
                            2,116,346 ADSs(1)
                    ------- ---------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING

                            -0-
                    ------- ---------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH

                            2,116,346 ADSs(1)
------------------- ------- ---------------------------------------------------
--------- ---------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,116,346 ADSs(1)
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          OO
--------- ---------------------------------------------------------------------


---------------------
(1) Represents 529,086.5 shares of Common Stock.

                                  SCHEDULE 13D
------------------------                            ---------------------------
CUSIP No. 38911N107                                      Page 5 of 17 Pages
------------------------                            ---------------------------
--------- ---------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          John W. Moon
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]

                                                                       (b) [X]
--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          OO
--------- ---------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]
--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ---------------------------------------------------------------------
------------------- ------- ---------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES
                            -0-
                    ------- ---------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY
                            2,116,346 ADSs(1)
                    ------- ---------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING

                            -0-
                    ------- ---------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH

                            2,116,346 ADSs(1)
------------------- ------- ---------------------------------------------------
--------- ---------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,116,346 ADSs(1)
--------- ---------------------------------------------------------------------
   12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]
--------- ---------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6% of outstanding shares of Common Stock
--------- ---------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          IN
--------- ---------------------------------------------------------------------


---------------------
(1) Represents 529,086.5 shares of Common Stock.

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 6 of 17 Pages



Item 1. Security and Issuer.

         This statement relates to American Depository Shares ("ADSs") representing shares of common stock, par value Won 500 per share (the "Common Stock"), of Gravity Co., Ltd., a corporation organized under the laws of the Republic of Korea ("Gravity"). Each ADS represents one-fourth of one share of Common Stock. Gravity's principal executive office is located at 14th Floor, Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea.


Item 2. Identity and Background.

         This statement is being filed by:

(i) Moon Capital Master Fund Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to ADSs directly owned by it;

(ii) Moon Capital Management LP, a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager of the Master Fund, with respect to ADSs directly owned by the Master Fund;

(iii) JWM Capital LLC, a Delaware limited liability company (the "IMGP"), which serves as the general partner of the Investment Manager, with respect to ADSs directly owned by the Master Fund;

(iv) Mr. John W. Moon ("Mr. Moon"), who serves as the managing member of the IMGP with respect to ADSs directly owned by the Master Fund.

         The Master Fund, the Investment Manager, the IMGP and Mr. Moon are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief. By virtue of the communications among the Reporting Persons and representatives of Ramius Capital Group, LLC and certain of its affiliates (collectively the "Ramius Entities") as to the matters more fully described in Item 4 and the Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and the Ramius Entities as to the sharing of certain information and expenses attached as an exhibit to this Schedule 13D, the Reporting Persons may be deemed to be a "group" with the Ramius Entities for purposes of the Securities Exchange Act of 1934, as amended (the "Act"). Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act. On the basis of information provided to the Reporting Persons by the Ramius Entities, the Reporting Persons believe that the Ramius Entities are the beneficial owners of an aggregate of 1,756,372 ADSs representing approximately 6.3% of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 7 of 17 Pages


securities held by the Ramius Entities (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under the Reporting Persons' management and control.

         The address of the business office of each of the Reporting Persons is 499 Park Avenue, 8th Floor, New York, NY 10022.

         Each of the Investment Manager and the IMGP is organized under the laws of the State of Delaware. The Master Fund is organized under the laws of the Cayman Islands. Mr. Moon is a citizen of the United States of America.

         The name, business address and present principal occupation or employment (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director of the Master Fund and Moon Capital Global Equity Offshore Fund Ltd., a Cayman Islands limited company and the controlling person of the Master Fund (the "Offshore Fund"), is set forth in Schedule A to this statement and is incorporated herein by reference in its entirety. To the undersigned's knowledge, all such persons are citizens of the United States unless otherwise noted in Schedule A. During the last five years, none of the Reporting Persons nor, to undersigned's knowledge, the Offshore Fund or any of Master Fund's or Offshore Fund's executive officers or directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

         All of the funds used to purchase the ADSs described in this Schedule 13D came from investment funds under management of the Investment Manager.


Item 4. Purpose of Transaction.

         The Reporting Persons purchased their ADSs based on their belief that the Common Stock underlying the ADSs at the time of purchase were substantially undervalued and represented an attractive investment opportunity. The Reporting Persons originally acquired their Gravity securities for investment purposes in the ordinary course of business, and have previously reported their ownership of ADSs on Schedule 13G. The Reporting Persons are filing this Schedule 13D to reflect the formation of the Committee (as defined below) with the other members of the Committee and to reflect the Committee's intention to take certain actions as described in this Item 4.

         The Reporting Persons and the Ramius Entities have formed The Gravity Committee for Fair Treatment of Minority Shareholders (the "Committee") to protect the rights of minority shareholders of Gravity (Nasdaq: GRVY) and to maximize the value of the Common Stock. The Committee believes that Gravity's Board of Directors (the "Gravity Board")

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 8 of 17 Pages


approved transactions that may have benefited Taizo Son and other entities affiliated with Taizo Son or SOFTBANK Corp. ("SOFTBANK"), including GungHo Online Entertainment ("GungHo") (JP: 3765), to the potential detriment of Gravity's minority shareholders. Based on public filings, the Committee believes that Taizo Son beneficially owns approximately 52.4% of Gravity's Common Stock. In addition, based on public filings, the Committee believes that Taizo Son owns approximately 82% of Asian Groove, Inc., which owns approximately 32% of GungHo, and that SOFTBANK owns approximately 45% of GungHo. SOFTBANK's President, Masayoshi Son, is Taizo Son's brother.

         In August 2005, according to public filings, an affiliate of Taizo Son, with financing facilitated by Masayoshi Son or his affiliates, purchased a 52.4% interest in Gravity from Mr. Jung Ryool Kim, Gravity's founder, and certain members of his family (the "Controlling Purchase"). The purchase price of $24.70 per ADS represented a premium of over three times the then current share price. According to GungHo's 2005 financial statements, substantially all of GungHo's revenue was derived from products licensed from or sold and licensed to Gravity with 82% of the revenue generated by the license from Gravity of the popular online game Ragnarok, which license expires in August 2006. The Committee believes that the $24.70 per ADS price paid by the Taizo Son affiliate in the Controlling Purchase indicates that Ragnarok, among other things, is extremely important to GungHo's business. The Committee also believes that changes in the Gravity Board and management since the completion of the Controlling Purchase may have been effected to protect GungHo's interests, to the potential detriment of Gravity's minority shareholders.

         The Committee intends to examine, among other things, potential conflicts of interest among members of the Gravity Board, several related party transactions entered into between Gravity and entities affiliated with Taizo Son or SOFTBANK, and the potential for future conflicts of interest in transactions between Gravity and entities affiliated with Taizo Son or SOFTBANK.

         In particular, the Committee believes that Taizo Son and the Gravity Board may have conflicts of interest and may not seek to maximize value for all Gravity shareholders in upcoming negotiations for a renewal of the license for Ragnarok, Gravity's main revenue driver. GungHo's license of Ragnarok expires in August 2006. The Committee is also concerned that the Gravity Board may not authorize management to solicit alternative bidders for the Ragnarok license to create maximum value for Gravity shareholders.

         In order to maximize the value of Gravity's Common Stock and in order to protect the rights of minority shareholders, the Committee, among other things, may:


            o Hold discussions with holders of Common Stock in Korea, with the possible future inclusion of these holders in the Committee;
            o Consider converting all or a portion of their ADSs into Common
              Stock;
            o Seek to nominate independent members to the Gravity Board, potentially at a special Extraordinary General Meeting of Shareholders to monitor Gravity's negotiations of the Ragnarok license and to establish and oversee an auction

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 9 of 17 Pages

              process to determine whether alternative parties might offer terms superior to those offered by GungHo;
            o Seek to negotiate with Taizo Son a resolution whereby Taizo Son or one of his affiliates offers to acquire all the Common Stock held by the minority shareholders; and/or
            o If necessary, commence litigation against Gravity, its management and/or the Gravity Board in Japan, Korea and/or in the United States.

         In the event that entities affiliated with Taizo Son or SOFTBANK offer to buy the Common Stock of the minority shareholders, the Committee intends to only entertain a proposal that offers fair value and is made available to all Gravity minority shareholders. The Committee notes that, according to public filings, an affiliate of Taizo Son, with financing facilitated by Masayoshi Son or his affiliates, paid $24.70 per ADS in the Controlling Purchase. The Committee believes that Gravity's prospects are strong and that Gravity has significant potential for additional licensing revenues from games not yet released, including, among others, Requiem and Ragnarok 2.

         The Committee has retained Hannuri Partners as legal counsel in Korea. Certain members of the Committee have retained Schulte Roth & Zabel LLP and Chadbourne & Parke LLP as legal counsel in the United States.

         Certain members of the Committee entered into the Sharing Agreement, as more fully described in Item 6.

         The Reporting Persons may, alone or with others, communicate with or pursue discussions with Gravity, and with other shareholders and other third parties, with respect to the matters described above and potentially with respect to other matters of concern with respect to the Reporting Persons' investment in the ADSs.

         Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters set forth in Item 4 of Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to Gravity, and formulate (and modify) plans or proposals with respect to any such matters. The Reporting Persons intend to review their investment in Gravity on a continuing basis and may engage in discussions with management, the Gravity Board, other shareholders of Gravity and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of Gravity. Depending on various factors including, without limitation, Gravity's financial position and strategic direction, the outcome of the discussions and actions referenced in this Item 4, actions taken by the Gravity Board, the price levels of the ADSs and/or the Common Stock, availability of funds, subsequent developments affecting Gravity, Gravity's business, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or may in the future take such actions with respect to their investment in Gravity as they deem appropriate

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 10 of 17 Pages


including, without limitation, purchasing additional ADSs and/or shares of Common Stock or selling some or all of their ADSs and/or shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the ADS and/or Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4. Any acquisition or disposition of ADSs and/or shares of Common Stock, or short sale or other hedging transaction with respect to the ADSs and/or shares of Common Stock, by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.


Item 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons have the following interests in the securities of Gravity:

(a) Moon Capital Master Fund Ltd.

   (i) Amount beneficially owned: 2,116,346 ADSs(5)

                     The percentages used herein and in the rest of this
                  Schedule 13D are calculated based upon the 6,948,900 shares of Common Stock issued and outstanding as of the date hereof, including through ADSs.

   (ii)     Percent of class: 7.6% of outstanding shares of Common Stock

   (iii)    Number of shares as to which such person has:

            (a)      Sole power to vote or direct the vote: -0-

            (b)      Shared power to vote or direct the vote: 2,116,346 ADSs(1)

            (c)      Sole power to dispose or direct the disposition: -0-

            (d)      Shared power to dispose or direct the disposition:
                     2,116,346 ADSs(1)

(b)      Moon Capital Management LP

   (i) Amount beneficially owned: 2,116,346 ADSs(1)

   (ii)     Percent of class: 7.6% of outstanding shares of Common Stock

   (iii)    Number of shares as to which such person has:

            (a)      Sole power to vote or direct the vote: -0-

            (b)      Shared power to vote or direct the vote: 2,116,346 ADSs(1)


---------------------
(1) Represents 529,086.5 shares of Common Stock.

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 11 of 17 Pages

            (c)      Sole power to dispose or direct the disposition: -0-

            (d)      Shared power to dispose or direct the disposition:
                     2,116,346 ADSs(1)

(c)      JWM Capital LLC

   (i)      Amount beneficially owned: 2,116,346 ADSs(1)

   (ii)     Percent of class: 7.6% of outstanding shares of Common Stock

   (iii)    Number of shares as to which such person has:

            (a)      Sole power to vote or direct the vote: -0-

            (b)      Shared power to vote or direct the vote: 2,116,346 ADSs(1)

            (c)      Sole power to dispose or direct the disposition: -0-

            (d)      Shared power to dispose or direct the disposition:
                     2,116,346 ADSs(1)

(d)      Mr. John W. Moon

   (i)      Amount beneficially owned: 2,116,346 ADSs(1)

   (ii)     Percent of class: 7.6% of Outstanding shares of Common Stock

   (iii)    Number of shares as to which such person has:

            (a)      Sole power to vote or direct the vote: -0-

            (b)      Shared power to vote or direct the vote: 2,116,346 ADSs(6)

            (c)      Sole power to dispose or direct the disposition: -0-

            (d)      Shared power to dispose or direct the disposition:
                     2,116,346 ADSs(1)


---------------------
(1) Represents 529,086.5 shares of Common Stock.

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 12 of 17 Pages

B. To the undersigned's knowledge, set forth on Schedule B to this statement, which is incorporated herein by reference in its entirety, is a table showing the aggregate number and percentage ownership of ADSs and shares of Common Stock (including ADSs or shares for which there is a right to acquire) for the Offshore Fund and each executive officer and director of the Master Fund and the Offshore Fund, identifying the number of shares as to which there is sole or shared power to vote or dispose.

C. Except as set forth below, none of the Reporting Persons nor, to the undersigned's knowledge, the Offshore Fund or any of the Master Fund's or the Offshore Fund's executive officers or directors has engaged in any transactions involving ADSs or Common Stock during the 60 days prior to the date of this statement.

         On January 30, 2006 the Master Fund purchased 1,499 ADSs on the open market at a price of $7.28 per share.

         On January 31, 2006 the Master Fund purchased 1,300 ADSs on the open market at a price of $7.10 per share.

         On February 2, 2006 the Master Fund purchased 500 ADSs on the open market at a price of $7.31 per share.

         On February 2, 2006 the Master Fund purchased 180 ADSs on the open market at a price of $7.25 per share.

         On February 3, 2006 the Master Fund purchased 1,000 ADSs on the open market at a price of $7.28 per share.

         On February 6, 2006 the Master Fund purchased 100 ADSs on the open market at a price of $7.45 per share.

         On February 8, 2006 the Master Fund purchased 27,370 ADSs on the open market at a price of $7.23 per share.

         On February 9, 2006 the Master Fund purchased 13,500 ADSs on the open market at a price of $7.10 per share.

         On February 10, 2006 the Master Fund purchased 897 ADSs on the open market at a price of $7.16 per share.

         On February 13, 2006 the Master Fund purchased 6,000 ADSs on the open market at a price of $7.19 per share.

         On February 14, 2006 the Master Fund purchased 13,188 ADSs on the open market at a price of $7.03 per share.

         On February 16, 2006 the Master Fund purchased 4,200 ADSs on the open market at a price of $6.96 per share.

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 13 of 17 Pages


         On February 22, 2006 the Master Fund purchased 16,800 ADSs on the open market at a price of $7.17 per share.

         On February 23, 2006 the Master Fund purchased 3,800 ADSs on the open market at a price of $7.06 per share.

         On February 24, 2006 the Master Fund purchased 2,400 ADSs on the open market at a price of $7.01 per share.

         On February 27, 2006 the Master Fund purchased 100 ADSs on the open market at a price of $6.84 per share.

         On February 28, 2006 the Master Fund purchased 1,100 ADSs on the open market at a price of $7.00 per share.

         On March 6, 2006 the Master Fund purchased 1,599 ADSs on the open market at a price of $7.01 per share.

         On March 7, 2006 the Master Fund purchased 1,200 ADSs on the open market at a price of $7.00 per share.

         On March 8, 2006 the Master Fund purchased 10,300 ADSs on the open market at a price of $6.98 per share.

         On March 9, 2006 the Master Fund purchased 2,500 ADSs on the open market at a price of $6.97 per share.

         On March 13, 2006 the Master Fund purchased 2,700 ADSs on the open market at a price of $6.92 per share.

         On March 14, 2006 the Master Fund purchased 4,800 ADSs on the open market at a price of $6.92 per share.

         On March 15, 2006 the Master Fund purchased 9,621 ADSs on the open market at a price of $6.73 per share.

         On March 17, 2006 the Master Fund purchased 455 ADSs on the open market at a price of $6.65 per share.

         On March 20, 2006 the Master Fund purchased 38,700 ADSs on the open market at a price of $6.11 per share.

         On March 20, 2006 the Master Fund purchased 18,900 ADSs on the open market at a price of $6.17 per share.

         On March 21, 2006 the Master Fund purchased 25,100 ADSs on the open market at a price of $6.01 per share.

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 14 of 17 Pages

         On March 21, 2006 the Master Fund purchased 15,000 ADSs on the open market at a price of $5.87 per share.

         On March 23, 2006 the Master Fund purchased 8,800 ADSs on the open market at a price of $6.67 per share.

         On March 24, 2006 the Master Fund purchased 25,000 ADSs on the open market at a price of $7.02 per share.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons and the Ramius Entities entered into the Sharing Agreement pursuant to which they agreed, among other things, to (i) make individual filings on Schedule 13D with respect to the ADSs or the Common Stock to the extent required under applicable securities laws, (ii) provide written notice within one business day to each other of purchases or sales of ADSs or Common Stock or the acquisition or disposition of beneficial ownership of ADSs or Common Stock and (iii) to share equally the costs of legal counsel in Korea in connection with pursuing the matters set forth in Item 4 and to share any other agreed upon expenses. A copy of the Sharing Agreement is filed as an exhibit to this Schedule 13D.

         The Reporting Persons have entered into a Joint Acquisition Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Act.


Item 7. Material to be Filed as Exhibits.

Exhibit 1.          Joint Acquisition Statement Pursuant to Rule 13d-1(k)

Exhibit 2. Sharing Agreement dated as of March 28, 2006 between the Reporting Persons and the Ramius Entities

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 15 of 17 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



Dated:  March 28, 2006                 /s/ John W. Moon
                                       ----------------------------------------
                                       John W. Moon,
                                       individually and as managing member of
                                       JWM Capital LLC,
                                       for itself and as the general partner of
                                       Moon Capital Management LP,
                                       for itself and as the investment manager
                                       of Moon Capital Master Fund Ltd.

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 16 of 17 Pages


                                   Schedule A

        Executive Officers and Directors of Moon Capital Master Fund Ltd.
                and Moon Capital Global Equity Offshore Fund Ltd.


                  The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Moon Capital Master Fund Ltd. and Moon Capital Global Equity Offshore Fund Ltd. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Moon Capital Management LP, 499 Park Avenue, 8th Floor, New York, NY 10022.

------------------------------------ ----------------------------------------
Name                                 Present Principal Occupation or Employment
-------------------------------------- ----------------------------------------
John W. Moon               Managing General Partner, Moon Capital Management LP
Director
-------------------------------------- ----------------------------------------
David Bree                             Managing Director, dms Management Ltd.
Director
-------------------------------------- ----------------------------------------
Don M. Seymour*                        Managing Director, dms Management Ltd.
Director




-----------------------------------
* Citizen of the Cayman Islands.

CUSIP NO. 38911N107             SCHEDULE 13D                 Page 17 of 17 Pages


                                   Schedule B


       Beneficial Ownership of Gravity Co., Ltd. ADSs and Common Stock by
        Executive Officers and Directors of Moon Capital Master Fund Ltd.
                and Moon Capital Global Equity Offshore Fund Ltd.


     The following table sets forth the aggregate number and percentage ownership of ADS and shares of Gravity Co., Ltd. Common Stock (including ADSs and shares for which there is a right to acquire) beneficially owned by Moon Capital Global Equity Offshore Fund Ltd. and each executive officer and director of Moon Capital Master Fund Ltd. and Moon Capital Global Equity Offshore Fund Ltd. as of March 28, 2006. Mr. Moon has shared voting and investment power with respect to the ADSs as set forth below.

Name                          ADS/Shares of Common Stock      Percent of Class
---------------------------- -------------------------- -----------------------
John W. Moon                      2,116,346/0              7.6% of outstanding
                                                        shares of Common Stock
---------------------------- -------------------------- --------------------
David Bree                                       0/0                       0
---------------------------- -------------------------- -----------------------
Don M. Seymour                                   0/0                       0
---------------------------- -------------------------- ----------------------
Moon Capital  Global Equity
Offshore Fund Ltd.                               0/0                       0
---------------------------- -------------------------- ----------------------